Jacqueline Mercier +1 617 570 1762 JMercier@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 goodwinlaw.com +1 617 570 1000

August 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Gary Newberry

Mr. Eric Atallah

Re: Repligen Corporation

Form 10-K for the fiscal year ended December 31, 2024

Filed March 14, 2025

File No. 000-14656

Dear Mr. Newberry and Mr. Atallah:

This letter is submitted on behalf of Repligen Corporation (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024 (File No. 000-14656), filed on March 14, 2025 (the “Form 10-K”), as set forth in the Staff’s letter dated August 15, 2025 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Form 10-K. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2024

Note 5 - Acquisitions

2024 Acquisitions, page 88

1.

You have identified developed technology and goodwill from the Tantti acquisition totaling $76 million. On page 14, you refer to patent assets acquired as part of this acquisition and your policy footnote on page 83 refers to the estimated fair value of customer relationships, developed technologies, trademark/tradename, patents, noncompete agreements and in-process research and development from your acquisitions.

Given the significance of the allocation to goodwill and developed technology, please tell us why you have not identified or assigned value to patents or other intangible assets from this acquisition. Refer to ASC 805-20-55. As part of your response, please include a general description of the procedures you follow to identify intangible assets in your business acquisitions.

RESPONSE:

The Company respectfully advises the Staff that as disclosed in the Form 10-K, the Company’s growth strategy includes making targeted acquisitions of businesses that have innovative technologies and products. While conducting due diligence on the target’s business and following completion of a business acquisition, the Company conducts a thorough review of both financial and operating information of the acquiree, including but not limited to historical financial statements, product and customer sales data, significant executory contracts, financial and tax diligence reports, tax returns, marketing materials, and website information. This information is supplemented through discussions with key members of management of the acquiree.

This information is then analyzed by Company management including members of the finance, legal, and operations departments as well as executive leadership, and where necessary, third party valuation professionals and third party accounting professionals, to identify assets that lack physical substance and meet either the separability criterion or contractual-legal criterion described in ASC 805-20-55-2 through 55-5.

After applying the separability criterion and the contractual-legal criterion to identify intangible assets, the Company considers the combination of individual intangible assets for purposes of grouping complimentary intangible assets if the assets have similar useful lives and pattern of consumption of economic benefits, consistent with the guidance in ASC 805-20-55-18. The Company also considers other information in making the unit of account determination, including the list of factors described in ASC 350-30-35. The Company also considers materiality in making this assessment.

Material intangible assets recognized in the Company’s acquisitions can be primarily characterized as customer-related and technology-based intangible assets. In certain acquisitions, the Company has identified and recognized contract-based intangible assets based on the Company’s evaluation of contractual terms relative to market terms. Marketing-related intangible assets, including trademark, tradename and noncomplete agreements are not generally material based on the relative size of the acquirees’ operations and also considering the Company’s plan to continue or integrate brand-related assets into Repligen’s product portfolio. Artistic-related intangible assets are not typically present in the bioprocessing market.

The Company followed its customary procedures described above to determine the identifiable intangible assets in the acquisition of Tantti. At the time of announcing the definitive agreement to acquire Tantti on July 29, 2024, Tantti had planned to launch its first generation chromatography bead product in the second half of 2024. Tantti’s first generation chromatography bead product commercially launched on December 9, 2024, one week after Repligen’s completion of the acquisition. In connection with the Company’s acquisition of Tantti, the following material identifiable intangible assets were recognized for accounting purposes:

1.

Developed technology: As disclosed in Note 5 in the Form 10-K, the Company recognized a developed technology intangible asset representing a combined unit of account of all intellectual property (inclusive of patented and unpatented technologies), know-how, business processes, and technological processes underlying Tantti’s portfolio of microporous chromatography beads. The Company acknowledges that certain individual elements or attributes of the combined developed technology asset might meet the contractual-legal criterion (e.g., patents) or separability criterion, however these individual elements or attributes are highly interrelated with the other individual elements or attributes of the combined developed technology asset. Management considered the guidance in ASC 350-30-35-23 through 35-24 and 805-20-55-18 in making this determination, noting that the combined developed technology asset, and not the individual elements or attributes, represents the highest and best use of the developed technology assets and the period of economic benefit of the individual elements or attributes is similar. The generation of cash flows for Tantti is driven by the combined unit of account, which is disclosed as “Developed Technology”.

Based on its customary procedures described above to determine the identifiable intangible assets in the acquisition of Tantti, the Company determined the following types of intangible assets were either not material to the consolidated financial statements and therefore not recognized, or did not meet either the separability criterion or contractual-legal criterion under ASC 805-20-55-2 through 55-5:

2.

Customer relationships: As of the acquisition date of December 2, 2024, Tantti had not commercially launched its first generation chromatography bead product and Tantti had no commercial sales history. Accordingly, there was no customer list and no prior history of establishing commercial revenue agreements via contract (that is, no sales orders or purchase orders or order backlogs arising from contracts) at the acquisition date. The first generation chromatography bead product launched commercially on December 9, 2024, one week after completion of the acquisition by the Company. Based on these facts and circumstances, the Company determined no customer-related intangible assets met the contractual-legal criterion or the separability criterion as of the acquisition date. As described further below with respect to IPR&D, development of the first generation product was substantially complete as of the acquisition date.

3.

Trademark/tradename: The Company acquired certain tradenames registered in various jurisdictions including China, Taiwan, Japan, Europe, and the United States, noting that the legal registration indicates legal protection as discussed in ASC 805-20-55-17, and thus these tradenames meet the contractual-legal criterion. The Company engaged a third-party valuation professional to determine the fair value of the tradenames at acquisition, concluding the value of such asset was less than $0.7 million. Management concluded this amount was not material to the Company’s consolidated financial statements or to the users of the financial statements and did not recognize a separate intangible asset as a result.

4.

Noncompete agreements: Certain employees of the acquiree entered into noncompete agreements with the Company in contemplation of the acquisition and such noncompete agreements became effective upon the acquisition closing date. The Company evaluated these contracts under the marketing-related intangible assets guidance in ASC 805-20-55-16 through 55-18. The Company engaged a third-party valuation professional to determine the fair value of the noncompete agreements at acquisition, concluding the value of such asset was less than $0.2 million. Management concluded this amount was not material to the Company’s consolidated financial statements or to the users of the financial statements and did not record a separate intangible asset as a result.

5.

In-process research and development (“IPR&D”): As described in the customer relationship evaluation, there were no substantive incomplete research and development projects ongoing as of the acquisition date. As there were no remaining commercialization or development risks with respect to Tantti’s first generation chromatography bead product requiring more than insignificant costs to be incurred by Repligen, Tantti’s research and development projects were considered to be complete for accounting purposes and recognition of IPR&D in the application of ASC 805 would have been inappropriate. Had Tantti’s research and development projects been substantive and in-process as of the acquisition date, the Company would have recognized an IPR&D asset rather than a developed technology asset as part of its application of ASC 805 following the process described above.

In addition to these intangible assets, as part of the acquisition, the Company considered whether any other categories of intangible assets not listed above could be present, and none were identified.

The Company acknowledges the Staff’s comment with respect to disclosures on page 83 of the Form 10-K and will update its disclosures to more clearly define the recognized intangible assets in its business acquisitions in future filings.

Beginning with our Form 10-Q for the quarter ending September 30, 2025, we will update the business combinations accounting policy disclosure in the “Summary of Significant Accounting Policies” footnote to read as follows:

Business Combinations

Total consideration transferred for acquisitions is allocated to the tangible and intangible assets acquired and liabilities assumed, if any, based on their fair values at the dates of acquisition[…]

The Company typically uses the income approach to determine the fair value of certain identifiable intangible assets including customer relationships and developed technology. This approach determines fair value by estimating after-tax cash flows attributable to these assets over their respective useful lives and then discounting these after-tax cash flows back to a present value. The Company bases its assumptions on estimates of future cash flows, expected growth rates, expected trends in technology, etc. Discount rates used to arrive at a present value as of the date of acquisition are based on the time value of money and certain industry-specific risk factors. The Company believes the estimated purchased customer relationships, developed technologies, trademark/tradename and other intangible assets identified in its acquisitions represent the fair value at the date of acquisition, and do not exceed the amount a third-party would pay for such assets.

If you should have any questions or comments with respect to the foregoing, please contact me at 617-570-1762 or via e-mail at jmercier@goodwinlaw.com.

Very truly yours,

/s/ Jacqueline Mercier
Jacqueline Mercier
Goodwin Procter LLP

cc:	Olivier Loeillot, Chief Executive Officer of Repligen

Jason K. Garland, Chief Financial Officer of Repligen

Marc Baumgartner, Controller at Repligen

Brittany Morreale, Goodwin Procter LLP

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